UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of class of securities)

50575Q 10 2

(CUSIP number)

Jamie Price

Advisor Group Holdings, Inc.
20 East Thomas Road, Suite 2000

Phoenix, Arizona 85012
(602) 744 - 3280

(Name, address and telephone number of person authorized to receive notices and communications)

February 14, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50575Q 10 2
1	NAME OF REPORTING PERSON Advisor Group Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; WC; BK; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON CO; HC

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the shares of Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Company”) and amends the Schedule 13D filed on November 21, 2019 the (“Schedule 13D”). The address of the principal executive offices of the Company is 4400 Biscayne Boulevard, 12th Floor, Miami, Florida 33137.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On February 13, 2020, AG Issuer, LLC (“AG Escrow Issuer”) issued $500 million in aggregate principal amount of 6.25% Senior Secured Notes due 2028 (the “Senior Secured Notes”). Upon consummation of the Merger (as defined herein), AG Escrow Issuer merged with and into Advisor Group Holdings, Inc. (“Advisor Group Holdings”).

On February 14, 2020, the Company and certain of its subsidiaries, as guarantors, entered into a joinder agreement to Advisor Group Holdings’ credit agreement with, inter alios, the several lending institutions from time to time party thereto and UBS AG, Stamford Branch, as administrative agent, governing the senior secured credit facilities (the “Senior Secured Credit Facilities”). Upon consummation of the Merger, the Senior Secured Credit Facilities consisted of (i) a seven year $1.5 billion senior secured Term Loan B facility and (ii) a $325 million senior secured revolving credit facility.

Total consideration paid in connection with the Merger, taking into account the assumption and/or repayment of outstanding indebtedness, was approximately $1.3 billion. The funding for the Merger, and the Merger Consideration (as defined herein), came through a combination of net proceeds from the offering of the Senior Secured Notes, borrowings under the Senior Secured Credit Facilities, common equity contributions from Reverence Capital Partners LLC and its co-investors and cash on the balance sheet of Advisor Group Holdings, the Company and their respective subsidiaries.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

As previously disclosed, the Company, Advisor Group Holdings, and Harvest Merger Sub, Inc., a wholly owned subsidiary of Advisor Group Holdings (the “Merger Sub”) entered into the Agreement and Plan of Merger, dated as of November 11, 2019 (the “Merger Agreement”),. The Merger Agreement provides for the acquisition by Advisor Group Holdings of all of the outstanding shares of Common Stock of the Company through the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

On February 14, 2020, the Company filed a Certificate of Merger with the Florida Department of State, pursuant to which the Merger became effective. As of the Effective Time of the Merger (the “Effective Time”), (a) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock owned by Advisor Group Holdings or any of its direct or indirect wholly owned subsidiaries or the Company, and in each case, not held on behalf of third parties and (ii) restricted stock awards of the Company), was cancelled and converted into the right to receive $3.50 in cash, without interest and subject to any applicable withholding taxes (the “Merger Consideration”) and (b) each holder of the Company’s 8.00% Series A Cumulative Redeemable Stock, par value $0.0001 per share (the “Preferred Shares”), was given the right to convert some or all of such holder’s Preferred Shares into cash.

At the Effective Time, each option award to purchase shares of Common Stock (an “Option”) outstanding as of the Effective Time was accelerated with each holder receiving cash equal to the product of (i) the number of shares of the Common Stock subject to the Option and (ii) the excess, if any, of the per share Merger Consideration over the exercise price per share of the Option, less applicable withholding taxes.

All restricted stock awards of the Company (a “Restricted Share”) outstanding as of the Effective Time were accelerated with each holder receiving cash equal to the product of (i) the number of Restricted Shares held by such holder and (ii) the per share Merger Consideration, less applicable withholding taxes.

At the Effective Time, each of the 100 shares of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time, was converted into one share of Common Stock, resulting in Advisor Group Holdings holding 100 shares of Common Stock.

As a result of the transactions described above, Advisor Group Holdings beneficially owns 100% of the shares of Common Stock of the Company. Upon the consummation of the Merger, the Company became a direct wholly owned subsidiary of Advisor Group Holdings and the separate corporate existence of Merger Sub ceased. In connection with the closing of the Merger, the Common Stock, which previously traded under the symbol “LTS”, was delisted and ceased trading on the NYSE American (the “NYSE”). Further, the Company voluntarily initiated the delisting from the NYSE of the Company’s Preferred Shares, its 6.50% Senior Notes due 2027 (the “6.50% 2027 Notes”), its 7.00% Senior Notes due 2028 (the “7.00% 2028 Notes”), its 7.25% Senior Notes due 2028 (the “7.25% 2028 Notes”), and its 7.75% Senior Notes due 2029 (the “7.75% Senior Notes” and, together with the 6.50% 2027 Notes, the 7.00% 2028 Notes and the 7.25% 2028 Notes, the “Notes”). It is expected that the Notes and Preferred Shares will be delisted and will cease trading from the NYSE on or about twenty days after the Merger.

The foregoing description of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by reference, to the full text of the Merger Agreement, which was included as Annex A to the Company’s Definitive Proxy Statement, as filed on December 26, 2019, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following:

As a result of the consummation of the Merger, as of the date hereof, Advisor Group Holdings beneficially owns 100 shares of Common Stock of the Company, which constitute 100% of the Company’s outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby amended by adding the following:

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its terms.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020

ADVISOR GROUP HOLDINGS, INC.

By:	/s/ Jamie Price
	Name:	Jamie Price
	Title:	Chief Executive Officer